Exhibit 3.4

Certificate of Amendment
of
Certificate of Incorporation
of
Helios and Matheson Information Technology Inc.

Under Section 242 of the Delaware General Corporation Law

Helios and Matheson Information Technology Inc., a corporation organized and existing under the laws of the state of Delaware (the “Corporation”), hereby certifies as follows:

The Certificate of Incorporation of the Corporation is hereby amended as follows:

Paragraph one (1) of Article Fourth is hereby amended as follows:

The total number of shares of stock which the corporation shall have authority to issue is thirty two million (32,000,000), of which two million (2,000,000) shares with a par value of one cent ($0.01) per share shall be designated as “Preferred Stock” and thirty million (30,000,000) share with a par value of one cent ($0.01) per share shall be designated as “Common Stock.” Each two and one-half (2.5) shares of Corporation’s Common Stock, par value one cent ($0.01) per share, issued and outstanding as of 5:00 p.m. eastern time on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware shall be converted and reclassified into one (1) share of the Corporation’s Common Stock, par value $0.01 per share. Any fractional shares resulting from such conversion will be rounded up to the nearest whole number.

The forgoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the vote of a majority of each class of outstanding stock of the corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this certificate this 23rd day of June 2011.

/s/ Divya Ramachandran
Divya Ramachandran
Chief Executive Officer